Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 F: +1 202.637.3593 payamsiadatpour@ eversheds-sutherland.com
March 7, 2018

Via E-Mail

James E. O’Connor, Esq.

Senior Counsel - Disclosure Review Office

Jeffrey W. Long

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Re:  Saratoga Investment Corp.

Post-Effective Amendment No. 4 to Registration Statement on Form N-2

File No. 333-216344

Dear Messrs. O’Connor and Long:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on February 20, 2018, February 28, 2018, and our follow-up discussions thereafter, regarding the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-216344) as filed with the SEC on January 31, 2018 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Legal Comments

1.  Comment: The Staff refers to the following disclosure in footnote 1 to the table on the front cover: “In reliance upon Rule 429 under the Securities Act of 1933, this amount is comprised of the amount previously registered by the Registrant under a registration statement on Form N-2 File No. 333-216344).” Is reliance on Rule 429 necessary where no new shares are being registered and the current filing is only a post-effective amendment to update financial statements?

Response: The Company advises the Staff on a supplemental basis that the language regarding Rule 429 was inadvertently not removed from the Registration Statement. The Company will update the cover of the Registration Statement accordingly.

2.  Comment: In the last sentence of the fourth paragraph on the cover page, please remove the word “continuous.”

Response: The Company has revised its disclosure accordingly.

3.  Comment: The Staff refers the following disclosure in the seventh paragraph on the front page: “A majority of our debt portfolio consists of debt securities for which issuers were not required to make principal payments until the maturity of such debt securities.” Please disclose that currently more than 72% of the portfolio is interest-only loans.

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March 7, 2018 Page 2

Response: The Company has updated its disclosure to state the most-recent percentage of the portfolio comprised of interest-only loans.

4.  Comment: The Staff refers to the following disclosure in the seventh paragraph on the front page: “A substantial amount of our subordinated debt and preferred equity investments pay payment-in-kind interest, which creates negative amortization on a loan, resulting in an increase in the amounts that our portfolio companies will ultimately be required to pay us.” Interest-only loans are a majority of the Company’s portfolio and PIK loans are substantial, but there is no risk disclosure about either kind of instrument. We regard the Company’s investment strategy in investing over 72% of assets in interest-only loans as extraordinarily risky. Please describe the nature of interest-only loans and their risks prominently on the cover and in detail in the risk disclosure. Please also explain how many of these interest-only loans have PIK features and how many of the interest-only loans are now paying PIK interest.

Response: The Company has revised the disclosure on the Prospectus cover page to prominently disclose the risks related to its interest-only loans and has revised its risk disclosure beginning on page 36 to describe the risks related to interest-only investments and PIK interest in detail. The Company has also disclosed the number of interest-only loans with PIK features and the number of borrowers that have elected to pay PIK interest on page 36 of the Prospectus.

5.  Comment: The Staff refers to the following disclosure on page 2 of the Registration Statement: “As of November 30, 2017, the weighted average yield on all of our debt investments, including our investment in the subordinated notes of Saratoga CLO and Class F notes tranche of the Saratoga CLO, was approximately 11.3%.” The Staff requests that the Company include disclosure substantially similar to the following:

For the nine months ended November 30, 2017, our total return based on net asset value per share was 10.00% and our total return based on market value was 4.96%. For the nine months ended November 30, 2016, our total return based on net asset value was 11.37% and our total return based on market value was 56.98%. For the year ended February 28, 2017, our total return based on net asset value was 12.62% and our total return based on market value was 80.83%. Total return based on NAV is the change in ending NAV per share plus dividends (distributed from net investment income) per share paid during the period assuming participation in the Company’s dividend reinvestment plan divided by the beginning NAV per share. Total return based on market value is the change in the ending market value of the Company’s common stock plus dividends (distributed from net investment income) paid during the period assuming participation in the Company’s dividend reinvestment plan divided by the beginning market value of the Company’s common stock. While these two numbers reflect fund expenses, they do not reflect any sales load that may be paid by investors.

Response: The Company has updated its disclosure accordingly.

6.  Comment: The Staff refers to the disclosure under the “Administration Agreement” heading on page 14 of the Registration Statement. The Staff requests adding the substance of the following disclosure where appropriate:

Our board of directors, including a majority of independent directors, will annually review the compensation we pay to the Adviser to determine that the provisions of the Administrative Agreement are carried out satisfactorily and to determine, among other things, whether the fees payable under such agreement are reasonable in light of the services provided. Our board of directors reviews the methodology employed in determining how the expenses are allocated to us and any proposed allocation of administrative expenses among us and any

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affiliates of the Adviser. Our board of directors then assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of the administrative services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to the Adviser for such services as a percentage of our net assets to the same ratio as reported by other comparable funds.

Response: The Company has updated its disclosure accordingly.

7.  Comment: Under the “Distribution” heading on page 15, please disclose the relative percentages of distributions paid from earnings and profits and paid-in-capital.

Response: The Company advises the Staff on a supplemental basis that all of its distributions are paid from earnings, and the Company has updated its disclosure accordingly.

8.  Comment: With respect to the weighted average yield of debt investments in the “Selected Financial and Other Data” section, please disclose that this yield is higher than what investors in the Company will realize because it does not reflect the Company’s expenses and any sales load paid by investors.

Response: The Company has updated its disclosure accordingly.

9.  Comment: In the “Selected Financial and Other Data” table, please present the Company’s “total return based on net asset value” and “total return based on market value.” Please also describe in the footnotes to the table how these two numbers are calculated and that, while they reflect fund expenses, they do not reflect any sales load that may be paid by investors. See Instruction 13 and 14 to Item 4.1 of Form N-2.

Response: The Company has updated its disclosure accordingly.

10.  Comment: The Staff refers to the following disclosure under the “Regulations governing our operation as a BDC will affect our ability to raise additional capital” risk factor on page 28 of the Registration Statement: “With respect to certain types of senior securities, we must make provisions to prohibit any dividend distribution to our stockholders or the repurchase of certain of our securities, unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase.” Please replace the disclosure “certain types of senior securities” with “stock that is a senior security.”

Response: The Company has updated its disclosure accordingly.

11.  Comment: The Staff refers to the following disclosure under the “We will be subject to corporate-level U.S. federal income tax if we fail to qualify as a RIC” risk factor on page 29 of the Registration Statement: “We are subject to certain asset coverage ratio requirements under the 1940 Act and covenants under our borrowing agreements that could, under certain circumstances, restrict us from making distributions necessary to qualify as a RIC. In such case, if we are unable to obtain cash from other sources, we may fail to qualify as a RIC and, thus, may be subject to corporate-level income tax.” The Staff requests that the Company revise the first sentence by referencing “the required distributions” and omitting “necessary to qualify as a RIC. In addition, the Staff requests that the Company omit the following disclosure “fail to qualify as a RIC and, thus, may” from the second sentence.

Response: The Company has updated its disclosure accordingly.

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12.  Comment: In the second sentence of the risk factor entitled “Our ability to enter into transaction with our affiliates is restricted,” please replace the disclosure “other than our securities” with “other than any security of which we are the issuer.”

Response: The Company has updated its disclosure accordingly.

13.  Comment: The Staff refers to the following disclosure under the risk factor entitled “Substantially all of our portfolio investments are recorded at fair value as approved in good faith by our board of directors; such valuations are inherently uncertain and may be materially higher or lower than the values that we ultimately realize upon the disposal of such investments” on page 33 of the Registration Statement: “Where appropriate, Saratoga Investment Advisors may utilize the services of an independent valuation firm to aid it in determining fair value.” Please disclose whether the Company consults with independent valuation firms in valuing all of its securities classified as “Level 3.” If not, why not? Please disclose how many times in the past fiscal year and in what circumstances the Company consulted with an independent firm about the value of its Level 3 assets. Please inform the staff whether the board of directors will review and approve in advance the valuation methodology of any third-party valuation service it uses and whether the board of directors will regularly review the historical accuracy of such methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response: The Company respectfully advises the Staff on a supplemental basis that, consistent with our disclosure in Note 2 of its financial statements, Summary of Significant Accounting Policies, Investment Valuation footnote, an independent valuation firm engaged by the board of directors independently reviews a selection of our investments every quarter, so that all investments for which market quotes are not readily available (i.e, Level 3 assets) are reviewed by the independent valuation firm at least once each fiscal year. The audit committee and the board of directors reviews and approves each valuation, and discusses as part of this review the valuation methodology used, as well as the historical accuracy of such methodologies. The Company respectfully refers the discussion of our investment valuation methodologies on page 63 of the Post-Effective Amendment No. 5.

14.  Comment: Please remove the last sentence in the first paragraph of the risk factor entitled “The debt securities in which we invest are subject to credit risk and prepayment risk” on page 35 of the Registration Statement. Please also reiterate that the Company’s securities are not rated and, if they were, they would all be rated below investment grade.

Response: The Company has updated its disclosure accordingly.

15.  Comment: Who is the collateral manager of Saratoga CLO? If the Company is collateral manager, does this create non-qualifying income under Section 851 of the Code? For an example, see Main Street Capital Corp.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company is the collateral manager of Saratoga CLO. Nonetheless, this does not create non-qualifying income under Section 851 of the Code because the Company serves only in the capacity as the collateral manager of Saratoga CLO, its wholly-owned subsidiary, and no other unrelated entity. Therefore, although it earns interest and fees from Saratoga CLO, the income and expenses are eliminated for consolidated tax purposes and, therefore, it does not create any non-qualifying income under Section 851 of the Code.

16.  Comment: In the table under the “Dividend Policy” heading on page 53 of the Registration Statement, please include two additional columns that indicate how much of each distribution came from earnings and profits and how much from paid-in-capital.

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Response: The Company advises the Staff on a supplemental basis that all of its distributions are paid from earnings, and the Company has updated its disclosure accordingly.

17.  Comment: In the first sentence of the fourth paragraph on page 54 of the Registration Statement, replace the term “our qualification” with “tax treatment.”

Response: The Company has updated its disclosure accordingly.

18.  Comment: Please inform us whether the securitization transactions by the Company with Saratoga CLO are subject to the risk retention rules of Section 15G of the Securities Exchange Act of 1934, as amended. Please inform us whether you believe that any purchases and sales or joint transactions, either directly or indirectly, among the Company, the loan originator, the collateral manager, and the CLO require relief from Section 57(a)(1) and (2) and Rule 17d-1 (as made applicable by Section 57(i) of the 1940 Act).

Response: The Company respectfully advises the Staff on a supplemental basis that the securitization transaction by the Saratoga CLO are not subject to the risk retention rules of Section 15G of the Securities Exchange Act, as amended, because the Company owns all of the outstanding equity of Saratoga CLO. Further, any purchases and sales or joint transactions, either directly or indirectly, among the Company, the loan originator, the collateral manager, and Saratoga CLO do not require relief from Section 57(a)(1) and (2) and Rule 17d-1 (as made applicable by Section 57(i) of the 1940 Act) because Saratoga CLO is a downstream affiliate of the Company and, therefore, pursuant to Rule 57b-1 under the 1940 Act, the provisions of Section 57 of the 1940 Act do not apply.

19.  Comments: Please explain to us whether you believe that the transfer of the loans originated by the BDC to the sponsor of the CLO, which appears to be the BDC’s adviser, followed by the transfer of the loans from the sponsor to the CLO, followed by the transfer of the retention interest from the BDC to the sponsor, which is necessitated by the Dodd-Frank retention requirement, followed by the transfer of the retention interest by the sponsor to the BDC, is not a series of purchases and sales among the BDC and its affiliates that violates Section 57(a)(1) and (2) and Rule 17d-1.

Response: The Company advises the Staff that loans held by the Saratoga CLO are purchased directly by Saratoga CLO and are not purchased by the Company or the Adviser and subsequently transferred to Saratoga CLO. Additionally, as noted in the Company’s response to Comment 18 above, the securitization transaction by the Saratoga CLO are not subject to the risk retention rules of Section 15G of the Securities Exchange Act. As a result, neither the Company nor the Adviser is required to hold a retention interest in Saratoga CLO or any of its underlying assets as the sponsor of Saratoga CLO. Because the loans held by the Saratoga CLO are purchased directly by the CLO and no retention interest is ever transferred to the Company or the Adviser, the Company believes that no transactions that would violate Section 57(a)(1) and (2) and Rule 17d-1 exist.

Accounting Comments

1.  Comment: In the Fees and Expenses Table on page 16 of the Registration Statement, we note that the Company’s total annual expenses as a percentage of average net assets attributable to common stock are reflected as 14.5%. However, according to the Company’s financial highlights as of November 30, 2017, the ratio of total expenses to average net assets was 18.48%. Please explain this discrepancy or update the Fees and Expenses accordingly.

Response: The Company has updated its Fees and Expenses table and Example to reflect its current estimate of expenses, consistent with the ratio of total expenses to average net assets included in the financial highlights.

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2.  Comment: We note that the Investor Overview page on the Company’s website includes a shareholder presentation. On slide 8 of the presentation the Company’s expense ratio is listed as 4.1%. However, there is no explanation as to how this number is computed. Based upon our review, it appears that this figure should be higher. Please either correct this disclosure or explain the basis for the figure.

Response: The Company notes the Staff’s comment and would highlight that the presentation on the website utilizes the calculation of last-twelve-months operating expenses, excluding financing costs, as a percentage of total assets, consistent with the way that Raymond James calculates it in their weekly analyst reports. This report is footnoted as a reference in the Company’s presentation. The denominator of this calculation is total assets, rather than net assets as used in the Fees and Expenses Table and financial highlights. In addition to footnoting the definition of the calculation on its slide, the Company has also added in the footnote the ratio of total expenses to average net assets consistent with the presentation in the Registration Statement.

3.  Comment: Under “Our Portfolio Companies” section, starting on page 106 of the Registration Statement, to the extent the Company’s investment in a portfolio company constitutes greater than 5% of the Company’s total assets please include a more detailed description of the portfolio company’s business as required by Item 8 of Form N-2.

Response: The Company has updated its disclosure accordingly.

4.  Comment: We note that page 113 of the Registration Statement identifies three portfolio companies as those in which the Company’s investment constitutes greater than 5% of the Company’s total assets. Please also identify any such investments in the Company’s financial statements, including the Company’s Consolidated Schedule of Investments, Consolidated Statements of Assets and Liabilities (as an affiliated investment) and the Consolidated Statements of Operations (as income from affiliated investments).

Response: The Company has defined affiliated investments in Note 2 to its financial statements, ‘Investment Classification’, as those investments in which it owns between 5.0% and 25.0% of the voting securities. None of the three portfolio companies on page 111 falls within this range to be defined as an affiliate, with two of them below 5.0%. In the case of the third company, Easy Ice, LLC, the ownership exceeds 25% and it is disclosed as a Control Investment in the Company’s Consolidated Schedule of Investments, Consolidated Statements of Assets and Liabilities and the Consolidated Statements of Operations

5.  Comment: On page F-4 of the Company’s financial statement, Consolidated Schedule of Investments, please identify the specific LIBOR rate that is applicable to each investment.

Response: The Company has noted the Staff’s comments and will include this in its financial statements on a prospective basis.

6.  Comment: In the notes to the Company’s financial statements please include the schedule required by Rule 12-14 of Regulation S-X, Investments in and Advances to Affiliates.

Response: The Company notes the Staff’s comment, and although it has no affiliates as defined, it has elected to disclose this information in the Consolidated Schedule of Investments for all control investments, most notably on page F-6 where principal amounts and other information is included, as well as page F-7 where all transactions with those investments during the period are disclosed.

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7.  Comment: On page F-12 of the Company’s financial statement, Consolidated Statements of Changes in Net Assets, as required by Rule 6-09 of Regulation S-X, please state separately distributions to shareholders from: (a) investment income – net; (b) realized gain from investment transactions – net; and (c) other sources.

Response: The Company can confirm that all distributions for all periods presented have been made to shareholders from investment income – net, and will highlight this in its financial statements on a prospective basis.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour